September 30, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: WinVest (BVI) Ltd. Draft Registration Statement on Form F-4

Ladies and Gentlemen:

On behalf of our client, WinVest (BVI) Ltd., a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we are submitting a draft Registration Statement on Form F-4 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial registration (the “Exchange Act Registration”) under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Company’s ordinary shares and warrants exercisable for one-half of one ordinary share in connection with a proposed business combination (the “Business Combination”) by and among the Company, WinVest Acquisition Corp., a special purpose acquisition company (“WinVest”), Xtribe PLC and Xtribe (BVI) Ltd. (“Xtribe BVI”). Upon closing of the proposed Business Combination, Xtribe BVI will become a wholly-owned subsidiary of the Company. This document also constitutes a draft notice of meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to the special meeting of WinVest stockholders at which WinVest will be asked to consider and vote upon proposals to approve the Business Combination and other related matters. The Company confirms that it is an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry, Esq.

cc:	Manish Jhunjhunwala, Director, WinVest (BVI) Ltd.
W. Bruce Newsome, Esq., Haynes and Boone LLP